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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Syntax-Brillian Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87163L103
(CUSIP Number)
November 21, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Pae 1 of 8 Page)

CUSIP No.	Page 2 of 8

1	NAMES OF REPORTING PERSONS: Great Step Company Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		4,565,141

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,565,141

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,565,141

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.2[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	Based on 56,011,836, which is the sum of the 51,446,695 shares of common stock reported as outstanding in the issuer’s Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2006 and the shares acquired by the reporting person from the issuer since the filing date of the Form 10-Q.

CUSIP No.	Page 3 of 8

1	NAMES OF REPORTING PERSONS: Cheng-Chich Huang

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Taiwan

	5	SOLE VOTING POWER:

NUMBER OF		4,565,141

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,565,141

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,565,141

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.2[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

2	Based on 56,011,836, which is the sum of the 51,446,695 shares of common stock reported as outstanding in the issuer’s Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2006 and the shares beneficially acquired by the reporting person from the issuer since the filing date of the Form 10-Q.

Item 1.
(a)	Name of Issuer
Syntax-Brillian Corporation
(b)	Address of Issuer’s Principal Executive Offices
1600 North Desert Drive
Tempe, Arizona 85281
United States of America
Item 2.
(a)	Name of Person Filing
The name of the persons filing this statement (the “Reporting Persons”) are as follows:
(1) Great Step Company Limited
(2) Cheng-Chich Huang
(b)	Address of Principal Business Office or, if one, Residence
(1) Great Step Company Limited
      P.O. Box 3151
      Road Town, Tortola
     British Virgin Islands
(2) Cheng-Chich Huang
     c/o Michael S. Wong
     Baker & McKenzie LLP
     15th Floor Hung Tai
     Center No. 168, Tun Hwa
     Taipei, Taiwan
(c)	Citizenship
(1) Great Step Company Limited is a corporation organized under the laws of the British Virgin Islands.
(2) Cheng-Chich Huang is a citizen of Taiwan.
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
87163L103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
Great Step Company Limited is the record holder of 4,565,141 shares of common stock of the issuer. These shares were acquired by Great Step Company Limited in connection with an acquisition by the

(Page 4 of 8 Pages)

issuer of Vivitar Corporation on November 21, 2006, as further reported by the issuer on Form 8-K filed with the SEC on November 21, 2006. Cheng-Chich Huang is the sole director of Great Step Company Limited and may, for purposes of Rule 13d-3 of the Exchange Act, be deemed to control the voting and disposition of the shares of the issuer held by Great Step Company Limited.
Set forth below is the information regarding the aggregate number and percentage of shares of the issuer’s common stock that each Reporting Person may be deemed to beneficially own for purposes of Rule 13d-3 of the Exchange Act:
Great Step Company Limited:
(a)	Amount beneficially owned:

4,565,141 shares of common stock

(b)	Percent of class:

8.2%. This percentage is based on 56,011,836, which is the sum of the 51,446,695 shares of common stock reported as outstanding in the issuer’s Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2006 and the shares acquired by the reporting person from the issuer since the filing date of the Form 10-Q.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

4,565,141 shares of common stock.

(ii)	Shared power to vote or to direct the vote

0 shares.

(iii)	Sole power to dispose or to direct the disposition of

4,565,141 shares of common stock.

(iv)	Shared power to dispose or to direct the disposition of

0 shares.
Cheng-Chich Huang:
(a)	Amount beneficially owned:

4,565,141 shares of common stock

(b)	Percent of class:

8.2%. This percentage is based on 56,011,836, which is the sum of the 51,446,695 shares of common stock reported as outstanding in the issuer’s Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2006 and the shares beneficially acquired by the reporting person from the issuer since the filing date of the Form 10-Q.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

4,565,141 shares of common stock.

(ii)	Shared power to vote or to direct the vote

0 shares.

(iii)	Sole power to dispose or to direct the disposition of

(Page 5 of 8 Pages)

4,565,141 shares of common stock.

(iv)	Shared power to dispose or to direct the disposition of

0 shares.

Item 5.	Ownership of Five Percent or Less of a Class
          Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not applicable.
Item 8. Identification and Classification of Members of the Group
          Not applicable.
Item 9. Notice of Dissolution of Group
          Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits.
     Exhibit 1 — Joint Filing Agreement, dated November 28, 2006, between Great Step Company Limited and Cheng-Chich Huang.

(Page 6 of 8 Pages)

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2006	GREAT STEP COMPANY LIMITED

	By:	/s/ Cheng-Chich Huang

Cheng-Chich Huang, Director

Dated: November 28, 2006	CHENG-CHICH HUANG

	By:	/s/ Cheng-Chich Huang

	Name:	Cheng-Chich Huang

(Page 7 of 8 Pages)

EXHIBIT 1
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1), we, the undersigned signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: November 28, 2006	GREAT STEP COMPANY LIMITED

	By:	/s/ Cheng-Chich Huang

Cheng-Chich Huang, Director

Dated: November 28, 2006	CHENG-CHICH HUANG

	By:	/s/ Cheng-Chich Huang

	Name:	Cheng-Chich Huang

(Page 8 of 8 Pages)